EXHIBIT 1

SECOND OPEN LETTER TO KINGSTONE COMPANIES INC. SHAREHOLDERS FROM GREGORY FORTUNOFF

July 21, 2022

I was hoping not to have to write this letter, but somehow, I had a feeling that Barry Goldstein and his puppet Board would not do the right thing when it comes to the common shareholders of Kingstone Companies Inc. The fact is that the spoils are too good for Barry, his family, and his board members. Barry has some skin in the game as he is the largest shareholder (7.8%) while the rest of the board holds so little stock (2% in aggregate, which I would imagine are mostly shares given to them in their overpriced board payments). According to Yahoo Finance, there has not been a purchase of stock for cash by any Board member since 2020. Why would they do anything to upset the apple cart (or Barry) when they are doing so well with so little risk. It is no wonder that none of the “independent” board members have stepped up and told Barry to do the right thing for his shareholders by being more transparent or delaying the annual meeting until after the earnings report.

Since starting my letter writing campaign, I have heard from so many shareholders that hold the exact views that I am expressing. They all feel that there is no transparency, that Barry is running the company as if it were his own and not a public company with many shareholders. We all know that the company financial performance, and in turn the stock performance, has been terrible and all responsible for this failure, are acting as if all is well with large pay packages and Board payments that are not in line with the size of the company or market standards. Barry, management and the Board treat us as if we are fools and schedule the earnings call the day after they hold the annual meeting. Shame on them.

I have publicly asked the Board to tell us what is happening with the takeover proposal, I have asked the Board to form an independent committee to make sure all shareholders are considered in the process, and I have asked them to delay the annual meeting so the shareholders can get more information about the financial status of our company before they are asked to vote on the items in the proxy. I have not heard one word back either privately or publicly, and now it is time for me and all of you to take a stand.

I am asking all shareholders that are reading this letter to vote to “Withhold All” for the board members (item1) (they will all be elected anyway based on the company voting rules), and to vote “Against” the Company’s executive compensation plan (item 3). Please note I am not asking for your proxy to vote on your behalf, so please vote yourself. If in fact we all vote as I have suggested, management and the Board will get the message that we are unhappy and that their days are numbered. If Barry and his Board do not get a deal done to sell the company, or make changes to Barry’s role at the company and the Board makeup, they will know where they stand with us based on our voting as I have suggested. It is too late to put forth an alternative slate of directors at this year’s shareholders meeting. However, we will use the votes that are cast against the directors at this year’s shareholder meeting to put forth our own slate of Directors for the next annual meeting. The new slate will include directors that are insurance savvy, diverse, and who will think of all shareholders and not one small shareholder who believes this company is his own for him to do what he wants with no regard for the common shareholder.

Sincerely Yours,

/s/ Gregory Fortunoff
Gregory Fortunoff